Todd E. Mason | 212 692 6731 | tmason@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

September 11, 2008

VIA EDGAR AND FEDEX

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	ProLink Holdings Corp.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 15, 2008
File No. 0-25007
Dear Mr. Kronforst:

On behalf of ProLink Holdings Corp. (the “Company” or “ProLink”), we respond as follows to the Staff’s legal comments dated August 28, 2008 relating to the above-captioned Form 10-KSB and Form 10-Q (the “Comment Letter”). The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

Form 10-KSB Filed for the Fiscal Year Ended December 31, 2007

Note 1. Nature of Business and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Accounts Receivable, page F-8

1.
Please confirm the amounts remaining on your balance sheet owed by NCC and E-Z-Go. Further, explain to us why you believe that these amounts are collectible considering the negative responses from each company. Finally, consider expanding your liquidity disclosures to explain, in detail, how you overcome the negative evidence to conclude that the amounts are still collectible.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
September 11, 2008

Response:

The net amount on ProLink’s balance sheet relating to NCC and E-Z-GO as of December 31, 2007, March 31, 2008 and June 30, 2008 is $1,441,000. This is net of a reserve for collectibility of $556,000. This reserve for collectibility reflects the amount of claims alleged by NCC and E-Z-GO in 2006 and 2007. ProLink adamantly disagrees with their position and the claims they assert, which ProLink believes are beyond their contractual rights. However, their position is the reason ProLink suspended revenue recognition and established the collection reserve in 2006. These accounts and the collectibility reserve have been established by management, in consideration of the positions taken by NCC and E-Z-Go, and have been reviewed and determined to be reasonable by the Audit Committee and the full Board of Directors.

ProLink continues to consider the entire $1,997,000 collectible for a variety of reasons, evidenced by the fact that ProLink continues to perform service and maintenance under the terms of the contracts in question. In 2006, there were approximately 76 courses under the P4P program with an average cost to ProLink of servicing each course at $7,300 per annum, per course, for an annual total service cost of approximately $555,000. In 2007, due to the expiration of some of the P4P contracts and their subsequent renewal under new (non-P4P) contracts, or occasionally non-renewal, there were approximately 43 courses with the same average annual service cost per course, for a total annual cost of approximately $314,000. Accordingly, management has expended significant assets, even after suspending revenue recognition, in the firm belief that the Company will ultimately collect these receivables. It should be noted that management believes that this will be resolved in the near future, as most of the remaining P4P contracts will be expiring within the next year.

Further, management has been in contact with both NCC and E-Z-GO to discuss the ultimate collection of the service fees. In response to your comment, “…explain to us why you believe that these amounts are collectible considering the negative responses from each company”, it should be noted that ProLink’s primary focus on collections has been in their efforts with NCC. NCC represents approximately $1.132 million, or 57 percent, of the gross receivable of $1.996 million. NCC, in ProLink’s discussions, has acknowledged their obligation to remit the service fees. ProLink’s dispute primarily centers on the amount of “pool” reserve they can withhold under the master contract. ProLink expects NCC to remit the service fees after the golf courses have satisfied their financial obligation to NCC. As this is not in accordance with the original contract and represents a timing issue, as discussed above, this is one of the reasons ProLink suspended revenue recognition and established the collection reserve in 2006.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
September 11, 2008

E-Z-GO’s position, while somewhat similar to NCC’s, also includes some additional claims under their contract related to a prior agreement. ProLink believes these claims are clearly contrary to a Forbearance Agreement entered into between E-Z-Go and ProLink on June 1, 2005. ProLink, in consultation with their legal counsel, believes E-Z-Go’s likelihood of successful assertion of these claims is highly remote. However, E-Z-GO is politically more problematic for ProLink as they represent a major manufacturer of golf carts, whose goodwill ProLink wishes to maintain. This will continue to enter into their deliberations on the ultimate collectibility of the service fees in question, and the actions ProLink is willing to take in pursuing E-Z-GO.

ProLink will expand the liquidity disclosure in their MD&A for the quarter ended September 30, 2008 to discuss the above as follows:

As of September 30, 2008, the accounts receivable balance includes $1,441,000, which is net of a reserve of $556,000, pertaining to our Pay for Play contracts with NCC and E-Z-Go. The $1,997,000 has been outstanding in excess of 24 months. Although we are currently in negotiations with these companies to recover the amounts due and although we believe we are due the entire amount, including the $556,000 previously taken as a reserve, there is no assurance that we will collect all or any of these receivables. We continue to provide course maintenance services under the agreements which expire at various dates between now and 2010 and we believe that as these agreements expire there will be an impetus to finalize the negotiations and settle the receivable.

We will continue to monitor the status of these receivables and the progress of negotiations and to adjust the reserves as, and if, appropriate. Any increased write down of the account receivable would have a negative impact on our net worth and the inability to collect these receivables would adversely affect our anticipated cash flow from operations and our operating performance, particularly as we continue to incur expenses by providing services under the related contracts.

This disclosure could be modified at the time of the filing of the third quarter 10-Q should ProLink decide to increase the reserve amount at that time.

Revenue Recognition, page F-9

2.
Your revenue recognition accounting policy does not address entering into of sales-type lease arrangements or your subsequent sales and or assignment of these leases. Your accounting policies should provide disclosures adequately addressing the applicable accounting guidance (e.g., SFAS 13 and SFAS 140) and readers should understand the accounting that applies to each phase of these transactions. Tell us how you plan to address this by providing us with draft disclosures.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
September 11, 2008

Response:

ProLink acknowledges your comment and will modify their revenue recognition disclosure. Specifically ProLink plans to insert the following additional discussion under the category System Sales Revenue:

To further clarify our direct system sales we have historically arranged a third party leasing company to provide financing for any golf course not paying in cash. Therefore, the financing contract would be between the course and the leasing company. We would recognize the revenue from the sale of the equipment at the time of the acceptance of the system by the golf course. In addition, we would record our residual interest in the equipment at this time pursuant FASB Technical Bulletin 86-2, Accounting for an Interest in the Residual Value of a Leased Asset: Acquired by a Third Party or Retained by a Lessor That Sells the Related Minimum Rental Payments.

During 2007, we modified our approach so that we contract directly with the golf course. As such, any leasing contracts are between ProLink and the golf course. These lease contracts qualify as sales-type leases pursuant to FASB 13, Accounting for Leases. The lease is then sold to a third party leasing company. Generally, this is accomplished at the time of the lease signing, however, in some instances has taken up to 90 days to complete. This transfer to the third party leasing company is accounted for as a sale of the lease pursuant to SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

Supplementally, SFAS 140 requires that 1.) the transferred assets have been isolated from the transferor - put presumptively beyond the reach of the transferor and its creditors, 2.) each transferee has a right to pledge or exchange the assets and no condition constrains the transferee, 3.) the transferor does not maintain effective control over the transferred assets through either (a) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

As such, ProLink believes the proper accounting for the transfer to the third party leasing company is to record it as a sale as ProLink is in compliance with the above conditions.

3.
We note that you assert that the “exact amount” owed for P4P service contracts was known to you when recognized on a monthly basis due to your ability to monitor the exact number of rounds played. Tell us whether your partners had any contractual rights to remit less than these amounts “owed” for purposes of covering administration expenses, debt service costs, or other reasons. In addition, tell us whether there were any clauses in the contract that deferred your rights to collect fees until the expenses and fees were determined or calculated.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
September 11, 2008

Response:

No, ProLink’s partners did not have any contractual right to remit less than the amount owed for purposes of covering administration expenses, debt service costs or other reasons. Each contract works off of a master contract wherein administration fees, finance costs, service fees and escrow funds are strictly defined (i.e. administration fees shall be $0.xx per round, a specific and determinable amount).

Distribution of amounts is also defined, with all remittances on P4P contracts initially received by either NCC or E-Z-GO. They then, pursuant to their agreement with ProLink, would apply the proceeds, first against their debt service and fees, then, in the case of NCC, into a “pool” reserve account until it aggregates to 10% of the total debt outstanding on P4P transactions in the “pool”, then to ProLink for their service fees, and finally, any remainder would be shared.

There is no contractual right other than those above, to tender less than the exact service fees earned. Service fees and expenses are variable by the number of rounds played, but this could be determined monthly through ProLink’s ability to monitor their GPS system usage. Nothing in ProLink’s service contract with either the courses or NCC or E-Z-GO defers their right to collect the service fees due to some indeterminate factor.

Closing Comments

At the request of the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly should you require any further information with respect to this filing.

Sincerely,

/s/ Todd E. Mason

Todd E. Mason